June 30, 2020

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, 19th Floor, Box 55
701 West Georgia Street	Toronto Ontario
Vancouver, BC	M5H 3S8
V7Y 1L2

Alberta Securities Commission
600, 250 - 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames

Re:	Red Pine Petroleum Ltd. (the "Company") Notice Pursuant to NI 51 - 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated June 22, 2020 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: TSX Venture Exchange